Swiss Re Capital Markets Corporation
Notes to Statement of Financial Condition
December 31, 2015

1. **Nature of Operations and Organization of the Company**

   Swiss Re Capital Markets Corporation (the "Company") was incorporated in Delaware on October 17, 1995, and effective July 2, 2001, became a wholly owned subsidiary of Swiss Re America Holdings Corporation ("SRAH"), which is ultimately owned by Swiss Re Ltd (the "Parent"). The Company was established to conduct securities and investment business. During the year, the Company acted as lead and co-underwriter, conducted secondary market brokerage activities on Insurance Linked Securities transactions, and traded securities that are sensitive to insurance risks ("CAT Securities") for its own account.

   The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

2. **Summary of Significant Accounting Policies**

   Basis of presentation
   The Statement of Financial Condition is presented in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

   Cash and cash equivalents
   The Company considers all highly liquid, unencumbered investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2015, cash of $24.0 million consists of demand deposits at a large U.S. bank. Cash equivalents of $68.0 million consist of United States Treasury Bills carried at amortized cost, which approximates fair value.

   Financial instruments owned, at fair value
   Securities transactions are recorded on a trade date basis. Financial instruments owned are recorded at fair value. The fair value is based on quoted prices in active markets or observable inputs. These instruments include U.S. Government and CAT securities.

   Payable to broker dealer
   Payables for securities purchased but not settled are reported as Payable to broker dealer on the Statement of Financial Condition.

   Payable to affiliates
   Service charges from SRAH, as well as accrued interest expense from SRFPC, are reported as Payable to affiliates on the Statement of Financial Condition.

   Translation of foreign currencies
   Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

   Income taxes
   For the year ended December 31, 2015, the Company is a member of a group which files a consolidated federal income tax return and combined state and local income tax returns with SRAH. The tax allocation agreement provides that each member shall compute and pay its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated are carried back or forward in any manner permitted under the Internal Revenue Code.

In accordance with ASC No. 740, "Income Taxes", deferred tax assets or liabilities reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse. The future tax benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not.

The Financial Accounting Standards Board issued ASC No. 740-10, which clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the Statement of Financial Condition. ASC No. 740-10 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

3. Use of Estimates

The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from these estimates.

4. Commitments and Guarantees

Swiss Reinsurance Company, Ltd. ("SRZ"), an affiliate, has issued an unconditional guarantee covering all agreements entered into by the Company.

ASC No. 460 requires the disclosures of representations and warranties which the Company enters into which may provide general indemnification to others. In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that are not yet known. However, based on experience and its risk assessment, the Company expects the risk of loss to be remote. Any losses that may occur would be covered by the unconditional guarantee issued by SRZ.

5. Fair value disclosures

The fair value of a financial instrument is the amount that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial assets are marked to closing prices, and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

In accordance with ASC No. 820, "Fair Value Measurements and Disclosures", a fair value hierarchy was established that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC No. 820 are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation Techniques

US government securities typically have quoted market prices in active markets and are categorized as level 1 instruments in the fair value hierarchy.

CAT securities are generally classified as level 2 instruments and are valued using the bid prices developed by Swiss Re's Insurance Linked Securities desk. The bid price considers market observable factors such as recent trading activity, comparable new issuance spreads, seasonality of underlying risk, natural catastrophe events impacting or potentially impacting the principal, changes in the underlying natural catastrophe risk modeling, and other market events potentially impacting the performance of the bond. The prices used to value the CAT securities are subject to the Swiss Re Group's independent price verification process which utilizes quotes provided by third party pricing vendors to establish a reasonable range.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity; including information on a gross basis for purchases, sales issuances and settlements. For the year ended December 31, 2015 the Company did not have any transfers between Levels.

As of December 31, 2015, the fair values of assets and liabilities measured on a recurring basis by level of input were as follows:

	Quoted prices in active markets for identical assets and liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Investments				
Fixed income securities				
US Government Securities	$ 196,644,225	$ -	$ -	$ 196,644,225
CAT Securities	-	247,216,594	-	247,216,594
Asset Backed Securities	-	1,963,760	-	1,963,760
Mortgage Backed Securities	-	4,483,632	-	4,483,632
Total fixed income securities	$ 196,644,225	$ 253,663,986	$ -	$ 450,308,211

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk.

The table below presents the carrying value of the Company's financial instruments which approximate fair value. In addition, the table excludes the values of non-financial assets and liabilities.

	Quoted prices in active markets for identical assets and liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:				
Cash equivalents	$ 68,007,274	$ -	$ -	$ 68,007,274
Other assets	-	157,363	-	157,363.00
Total	$ 68,007,274	$ 157,363	$ -	$ 68,164,637
Liabilities:				
Payable to broker dealer	$ -	$ 4,999,825	$ -	$ 4,999,825
Payable to affiliates	-	1,677,313	-	1,677,313
Payable to third party	-	30,224	-	30,224
Other liabilities	-	163,021	-	163,021
Subordinated liabilities to SRFPC	-	205,000,000	-	205,000,000
Total	$ -	$ 211,870,383	$ -	$ 211,870,383

6. Related Party Transactions

The Company has extensive transactions and relationships with affiliated companies. Because of these relationships, terms of these transactions may not be the same as those that would result in transactions with unrelated parties.

The Company has an agreement with SRAH, whereby certain services are performed on behalf of the Company. The Company incurs various expenses that are paid by SRAH, including legal and government relations services, office administration, auditing services, occupancy costs, compensation and benefits attributable to SRAH employees and other direct and allocated costs. At December 31, 2015, a payable of $1.6 million relating to this activity is recorded in the payable to affiliates in the Statement of Financial Condition.

The Company has an agreement with European Financial Reinsurance Company, Ltd. ("EFR"), an affiliate, to provide advisory services, including, but not limited to, accounting, actuarial, tax and legal services. At December 31, 2015, there was a receivable of $49 thousand reported in the other assets in the Statement of Financial Condition.

The Company has an agreement with Swiss Re Financial Products Corporation ("SRFPC"), an affiliate, to act as an advisor and agent in the purchase and sale of CAT securities and other financial instruments. At December 31, 2015, there were no amounts receivable outstanding under this agreement.

The Company has an agreement with SRFPC to provide transactional support and advisory services, including, but not limited to, accounting, actuarial, tax and legal services. At December 31, 2015 there were no amounts receivable outstanding under this agreement.

The Company purchased a portfolio of CAT securities from SRFPC at the end of the second quarter of 2015. The consideration paid to SRFPC was $237.2 million, which was equal to the fair market value of the portfolio of CAT securities on the purchase date.

In 2003, the Company entered into a revolving subordinated loan agreement with SRFPC. Under the terms of the agreement, SRFPC agreed to issue revolving credit loans to the Company from time to time not to exceed $750.0 million in the aggregate with the outstanding balance available in the computation of net capital pursuant to SEC Rule 15c3-1. This credit line may be drawn down by the Company on a revolving basis, subject to the provisions of the agreement, and the Company may borrow, repay, and reborrow such amounts subject to the provisions of the agreement and regulatory requirements. The facility matures on July 15, 2019 and bears interest based on LIBOR. As of December 31, 2015, the Company had borrowed $205.0 million under the agreement. At December 31, 2015, accrued interest payable of approximately $62 thousand is recorded in the payable to affiliates in the Statement of Financial Condition.

During 2015, the Company renewed the $500 million revolving loan facility agreement with SRFPC for general corporate purposes and activities of the Company. This credit line may be drawn down by the Company on a revolving basis, subject to the provisions of the agreement, and the Company may borrow, repay, and reborrow such amounts subject to the provisions of the agreement. Borrowings under the agreement are not available in the computation of net capital pursuant to SEC Rule 15c3-1. The facility matured on December 27, 2015. The facility bears interest based on LIBOR.

The Company acts as introducing agent or underwriter on certain CAT securities transactions for Swiss Reinsurance Company Ltd ("SRZ"). At December 31, 2015, there were no amounts receivable outstanding related to this activity.

The Company has an agreement with SRCML in which SRCML provides sales and marketing support, as well as securities placement services for CAT securities offerings to European investors. At December 31, 2015, there were no amounts payable outstanding related to this activity.

The Company has entered into a securities lending agreement with SRZ, under which the Company lends securities to SRZ against the transfer of collateral in return for a securities lending fee. These securities lending transactions and collateral are accounted for off-balance sheet, as the Company does not have the right to sell or re-pledge the collateral, except in the event of borrower default. The Company is exposed to risk of loss in the event of borrower default and to the extent collateral values are less than the fair value of loaned securities not returned. In the event of borrower default, the Company has the unrestricted right to sell the collateral. Management believes such an event is unlikely. The Company monitors daily the fair value of securities loaned and collateral received to ensure collateral values (net of applicable haircuts under Rule 15c3-1) are equal to or greater than 100% of the fair value of the securities loaned. At December 31, 2015, the fair value of securities loaned and the fair value of collateral received was as follows:

Fair value of securities loaned	$	187,130,463
Fair value of collateral received	$	236,066,643

At December 31, 2015, a receivable of $31 thousand relating to this activity is recorded as other assets in the Statement of Financial Condition.

7. Income Taxes

At December 31, 2015, the total amount of unrecognized tax benefits, including interest and penalties was $0. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next twelve months. The Internal Revenue Service has concluded an examination of the 2005 through 2008 audit cycle, with no adjustments to the Company. An examination of the 2009 through 2010 tax years is currently underway.

8. Risk Factors

Concentration of credit risk
As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company acts as introducing agent and co-agent for a variety of transactions in secondary markets. The Company may also maintain positions in these securities as part of its trading activities.

In the event that the counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk to the extent such obligations are unsecured. Also, if securities are not received, the Company is subject to risk of loss if the market value of such securities has increased over the contract amount of the transactions. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

The Company's policy is to monitor its market exposure and counterparty risk. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

Natural catastrophe risk
The Company is also exposed to principal losses on the proprietary CAT security positions it holds if certain natural catastrophe events occur depending on the size and nature of the event. The Company follows Swiss Re Group guidelines and standards in quantifying its exposure and establishing risk limits by geographic concentration and catastrophe peril. The market value of CAT securities with significant natural catastrophe exposure to US windstorm, US earthquake and both US windstorm and US earthquake (multi-peril) was $110.7 million, $22.0 million, and $91.0 million, respectively.

9. Regulatory Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2015, the Company's net capital of $276.7 million exceeded required net capital of $798 thousand by $275.9 million. The Company's ratio of aggregate indebtedness to net capital was .04 to 1.

The Company claims exemption from the provisions of Rule 15c3-3 under the exemptive provisions of subparagraph (k)(2)(i) of the Rule.

10.   Subsequent Events

On January 25, 2016, the Company received $50.0 million in funds from an additional draw-down made under the revolving subordinated loan agreement with SRFPC.

The Company has evaluated whether any additional events or transactions have occurred after December 31, 2015 that would require recognition or disclosure in the Statement of Financial Condition through February 26, 2016, which is the issuance date of the Statement of Financial Condition, and determined that no such events or transactions have occurred.